CAPFI PARTNERS, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2021

CONFIDENTIAL TREATMENT REQUESTED

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SEC FILE NUMBER
8-53406

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _10/01/20______ AND ENDING 09/30/2021_______
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Capfi Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__________230 East 50th Street, Apt 8D_________
(No. and Street)

_ New York_______________________________NY________________________10022_________
(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Douglas Colombo_________________312-718-2573____________doug@colombo-consulting.com
(Name) (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

_Lerner & Sipkin, CPA, LLP____
(Name – if individual, state last, first, and middle name)

_420 Lexington Avenue, STE 2160_________New York___________________NY____________10170
(Address) (City) (State) (Zip Code)

04/14/2009____3352________________________________
(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Kimsey__________________________________, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Capfi Partners, LLC_____________, as of September 30,, 2021_____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Managing Member

Notary Public

BRUCE JOSEPH LUTOMSKI
Notary Public - California
San Diego County
Commission # 2261911
My Comm. Expires Oct 8, 2022

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [x] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [x] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [x] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [x] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CAPFI PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED SEPTEMBER 30, 2021

	TOTAL
ASSETS	
Cash	$79,728
Accounts Receivable	$15,000
Rent Deposit	$3,080
TOTAL ASSETS	**$97,808**
LIABILITIES AND EQUITY	
Liabilities	
Accounts Payable	$38,132
Total Liabilities	**$38,132**
Member’s Equity	
Member’s Equity	$59,676
Total Member’s Equity	**$59,676**
Total Liabilities and Member’s Equity	**$97,808**

Note 1 - Organization and Nature of the Business

CapFi Partners, LLC (the Company) is a Delaware limited liability company located in Virginia. The Company is a broker dealer registered with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

Note 2 - Summary of Significant Accounting Policies

a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP'') unless otherwise disclosed.

b) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

c) Statement of Cash Flows

For purposes of the statement of cash flows The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The Company has adopted the indirect method of presenting the statements of cash flows in accordance with current authoritative pronouncements. The Company includes as cash and cash equivalents amounts invested in money market funds. The Company's cash is held by a major financial institution and is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000.

d) Accounts Receivable

The Company extends unsecured credit in the normal course of business to its clients. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. There is no allowance as of September 30, 2021.

e) Depreciation

Depreciation, if any, is provided on a straight-line basis using estimated useful lives of the equipment. Equipment is recorded at cost. Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of property and equipment are included in income.

f) Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). This revenue recognition guidance requires that an entity recognize revenue due to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the contract price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company recognizes revenue from advisory fees in the period received, generally when the assignment has been completed or as the advisory services are delivered. Private placement fees and related expenses are generally recorded at the point in time the services are provided or that performance under the agreement is completed (the closing date of the transaction) or the contract is terminated.

g) Income Taxes

The Company is treated as a sole proprietorship (disregarded entity) for federal income tax purposes. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to the member are subject to examination by federal and state taxing authorities. In the event of an examination of The Company's tax return, the tax liability of the member could be changed if an adjustment in The Company's income or loss is ultimately determined by the taxing authorities. Certain transactions of The Company's may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of The Company and the resulting balances in the members' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance The Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that The Company has no uncertain tax positions that would require financial statement recognition at September 30, 2021. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2015.

In addition, no income tax related penalties or interest have been recorded for the period October 1, 2020 through September 30, 2021.

h) Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance was effective for years beginning after December 15, 2018.

Note 3 - Leases

At the termination of its office lease on July 31, 2021, the Company moved operations to its Member's residence located at 230 East 50th Apt. 8D NY, NY 10022.

Note 4 - Credit Risk and Concentrations

All of The Company's revenues are related to advisory fees earned from one Client (see Note 6). There is no assurance of future revenues from this individual as the agreement can be terminated by either party upon 30 days written notice.

The Company maintains its cash balances in a single financial institution in amounts which, at times, may exceed federally insured limits. The Federal Deposit Insurance Corporation insures The Company's bank accounts up to $250,000. The Company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk. On September 30, 2021 The Company had no uninsured balance.

Note 5 - Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule I 5c3-I (e)(2) The Company may not authorize distributions to its members if such distributions cause The Company's net capital to fall below 120% of The Company's minimum net capital requirement. As of September 30, 2021, The Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments any longer, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at September 30, 2021.

The Company's Brokerage Fidelity Bond Insurance expired on June 30, 2021 and failed to be renewed. The policy has ben reinstated on November 16, 2021. During the time of the non-coverage there have been no losses.

Note 6 - Related Party Transactions

The Company has a non-exclusive agreement with the estate of JVK to provide advisory services regarding financial and investing matters. The Company does not have discretion over any accounts or assets and does not provide legal or tax advice. The agreement can be terminated by either party 30 days written notice. The parties are related by family. The total amount of advisory fees earned during the year from this agreement were $90,000.

Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At September 30, 2021 The Company had net capital of $40,960 which was $35,960 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was 95%.

Note 8 - Fair Value

Cash and cash equivalents, receivables (if any), accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

Note 9 - Subsequent Events

The Company has performed an evaluation of events that have occurred subsequently to October I, 2020 through November 16, 2021, the date the financial statements were available to be issued, for possible disclosure and recognition in the final statements. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of September 30, 2021.

Note 10 - COVID-19

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic which continues to spread throughout the United States and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The outbreak could have a continued material adverse impact on economic and market conditions and continue to trigger periods of global economic slowdown. While the development and distribution of a vaccine presents the real possibility of ultimate containment of COVID-19, the outbreak continues to present ongoing uncertainty and risk with respect to The Company, its performance, and its financial results.

Note 11 - Going Concern Operation

The accompanying statements have been prepared assuming The Company will continue as a going concern. The Company had a loss from operations and revenues from a single client which raises substantial doubt about The Company's ability to continue as a going concern. The member has stated that he will make any additional capital contribution required to keep The Company in net capital compliance. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

CAPFI PARTNERS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C-1 OF THE SECURITIES AN EXCHANGE COMMISSION
FOR THE YEAR ENDED SEPTEMBER 30, 2021

TOTAL MEMBER EQUITY QUALIFIED FOR NET CAPITAL	$59,040
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	($18,080)
NET CAPITAL	$40,960
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	$38,768
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$5,000
Excess net capital	$35,960
Percentage of Aggregate indebtedness to Net Capital	95%

Reconciliation with Company's computation (included in Part IIA of Form X-17 A-5) as of September 30, 2021
Net Capital as reported in The Company's Part IIA

Unaudited FOCUS Report	$37,079
Audit Adjustments	$3,881
Net Capital per above	**$40,960**

CapFi Partners LLC
230 East 50th Street, 8D
New York, NY 10022

November 16, 2021

Lerner & Sipkin CPAs, LLP
420 Lexington Avenue, Suite 2160
New York, NY 10170

Gentlemen:

We are providing this letter in connection with your review of the Exemption Report of CapFi Partners LLC for the year ended **September 30, 2021** for the purpose of obtaining limited assurance that there are no material modifications that should be made to the report in order for it to be in conformity with accounting principles generally accepted in the United States of America.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person using the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of as of the date of the of the Auditor's report, the following representations made to you during your review.

1. We acknowledge that it is management's responsibility for compliance with the identified exemption provisions throughout the fiscal year;

2. The assertions made in the report are the responsibility of management;

3. We have made available to you all records and other information relevant to the assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provisions, received through the date of the auditor's review report; and

4. There were, subsequent to the period addressed in the report, no known events or other factors that might significantly affect our compliance with the identified exemption provisions.

Very truly yours,

Signature,

Title:

CapFi Partners LLC